-------------------------------
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                                                  Hours per response........11
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             Franklin Capital Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                    35252P105
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                        Lynne Silverstein (310) 752-1442
                Ault Glazer & Company Investment Management LLC,
             100 Wilshire Blvd, 15th Floor, Santa Monica, CA 90401
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications


                                  May 19, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


                               Page 1 of 10 pages

CUSIP No.  35252P105

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Ault Glazer & Company Investment Management LLC

--------------------------------------------------------------------------------

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)|_|..................................................................
              ------------------------------------------------------------------

        (b)|_|..................................................................
              ------------------------------------------------------------------
--------------------------------------------------------------------------------

    3.  SEC Use Only............................................................
                    ------------------------------------------------------------
--------------------------------------------------------------------------------

    4.  Source of Funds (See Instructions) OO...................................
                                           -------------------------------------
--------------------------------------------------------------------------------

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)............................................................
                    ------------------------------------------------------------
--------------------------------------------------------------------------------

    6.  Citizenship or Place of Organization     Delaware.......................
                                              ----------------------------------
--------------------------------------------------------------------------------

                 7.    Sole Voting Power       332,827..........................
                                          --------------------------------------
Number of        ---------------------------------------------------------------
Shares           8.    Shared Voting Power        0.............................
Beneficially                                ------------------------------------
Owned by Each    ---------------------------------------------------------------
Reporting        9.    Sole Dispositive Power     332,827.......................
Person With:                                   ---------------------------------
                 ---------------------------------------------------------------
                 10.   Shared Dispositive Power       ..........................
                                                --------------------------------
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person    332,827.
                                                                      ----------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)     .................................................
                               -------------------------------------------------

    13. Percent of Class Represented by Amount in Row (11)     32.63%...........
                                                            --------------------
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

        IA......................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
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                               Page 2 of 10 pages

CUSIP No.  35252P105

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Milton C. Ault, III

--------------------------------------------------------------------------------

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)|_|..................................................................
              ------------------------------------------------------------------

        (b)|_|..................................................................
              ------------------------------------------------------------------
--------------------------------------------------------------------------------

    3.  SEC Use Only............................................................
                    ------------------------------------------------------------
--------------------------------------------------------------------------------

    4.  Source of Funds (See Instructions) OO...................................
                                           -------------------------------------
--------------------------------------------------------------------------------

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)............................................................
                    ------------------------------------------------------------
--------------------------------------------------------------------------------

    6.  Citizenship or Place of Organization     USA............................
                                              ----------------------------------
--------------------------------------------------------------------------------

                 7.    Sole Voting Power       332,827..........................
                                          --------------------------------------
Number of        ---------------------------------------------------------------
Shares           8.    Shared Voting Power        0.............................
Beneficially                                ------------------------------------
Owned by Each    ---------------------------------------------------------------
Reporting        9.    Sole Dispositive Power     332,827.......................
Person With:                                   ---------------------------------
                 ---------------------------------------------------------------
                 10.   Shared Dispositive Power      0..........................
                                                --------------------------------
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person    332,827.
                                                                      ----------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)     .................................................
                               -------------------------------------------------

    13. Percent of Class Represented by Amount in Row (11)     32.63%...........
                                                            --------------------
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

        IN/HC...................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------


                               Page 3 of 10 pages

Item 1     Security and Issuer

           This statement relates to the Class A Common Stock, $1.00 par value ("Common Stock"), issued by Franklin Capital Corp. ("FCC"), a Delaware Corporation. The address of the principal executive offices of FCC is 450 Park Avenue, 29th Floor, New York, New York 10022.

Item 2     Identity and Background

           Name: Ault Glazer & Company Investment Management LLC ("Adviser") Place of Organization: Delaware
           Principal Business: Investment Adviser
           Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401 Criminal Proceedings: None
           Applicable Civil, Judicial or Administrative Proceedings: None

           Name: Milton C. Ault, III ("Ault")
           Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401 Criminal Proceedings: None
           Applicable Civil, Judicial or Administrative Proceedings: None
           Citizenship: United States

           Ault is the controlling and managing member of Adviser. Adviser's beneficial ownership of the Common Stock is direct as a result of Adviser's discretionary authority to buy, sell and vote shares of such Common Stock for its investment advisory clients. Ault's beneficial ownership of the Common Stock is indirect as a result of Ault's control of Adviser.

Item 3   Source and amount of Funds or other Consideration

           The aggregate amount of funds used by Adviser to purchase FCC shares of Common Stock was approximately $1,454,261. Such amount was derived from advisory client accounts.

Item 4     Purpose of Transaction

           The Reporting Persons have concerns regarding the ability and willingness of current FCC management to maximize shareholder value. Adviser intends to recommend that FCC management work with Adviser to unlock what Adviser believes to be the true shareholder value of FCC. Adviser may recommend that FCC management effect one or more of the following changes: an extraordinary corporate transaction (which could include the sale or spinoff of one or more of FCC's business lines); a change in the present board of directors or management of FCC; a sale or transfer of a material amount of assets of FCC; a material change in the present capitalization or dividend policy of FCC, and a class of equity securities of FCC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

           Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of FCC from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of FCC from time to time in the open market, in privately negotiated transactions or otherwise.

           Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to FCC and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5     Interest in Securities of the Issuer

           (a) As of May 19, 2004, the Reporting Persons directly or indirectly beneficially owned 332,827 shares, or 32.63%, of Common Stock of FCC (the percentage of the shares of Common Stock owned is based on 1,020,100 shares of Common Stock outstanding as of March 9, 2004, as reported by FCC in its Form 10-Q filed on March 30, 2004).

               (1) Adviser owned 332,827 shares (32.63%)

               (2) Ault owned 332,827 shares (32.63%)

           (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

           (c) A list of transactions in the past 60 days.



-----------------------------------------------------------------------------------------
      Party                Date         Amount Bought    Price per Share    Where & How
                                           (Sold)                            Effected

-----------------------------------------------------------------------------------------
Adviser                  05/19/04           (500)            5.100          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/19/04           (500)            5.500          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/19/04           (400)            5.510          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/19/04           (100)            5.700          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/18/04           (100)            6.710          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/18/04           (400)            6.750          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/18/04           (500)            6.850          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04            800             5.300          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04            200             5.800          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04            200             5.810          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04           2,400            5.940          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04            800             5.950          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04            400             5.980          Open market
-----------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------
      Party                Date         Amount Bought    Price per Share    Where & How
                                           (Sold)                            Effected

-----------------------------------------------------------------------------------------
Adviser                  05/17/04           1,000            6.000          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04           1,000            6.150          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04           1,000            6.250          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04            200             6.300          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04            200             6.450          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04           1,000            6.500          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04            400             6.550          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04            400             6.665          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04            300             6.700          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04            200             6.740          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04           2,000            6.750          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04           1,000            6.850          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04          33,500            6.8909         Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04           1,000            6.900          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04            400             6.940          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04           1,000            6.950          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04            400             7.360          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04            500             7.400          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04            200             7.850          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04            800             7.900          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04            100             8.700          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/17/04            900             8.750          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/14/04           1,000            3.9041         Open market
-----------------------------------------------------------------------------------------
Adviser                  05/14/04           3,000            4.3933         Open market
-----------------------------------------------------------------------------------------
Adviser                  05/14/04            200             4.930          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/14/04            400             4.970          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/14/04            300             4.990          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/14/04           8,100            5.000          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/14/04            200             5.100          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/14/04            100             5.150          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/14/04          35,000            5.5036         Open market
-----------------------------------------------------------------------------------------
Adviser                  05/14/04            500             5.650          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/14/04            200             5.780          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/14/04           1,000            5.830          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/14/04           1,800            5.900          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/14/04            700             5.910          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/14/04           2,300            5.950          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04            100             2.970          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           2,100            2.980          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04          13,000            3.000          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04            100             3.050          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           1,500            3.100          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04            100             3.150          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04            100             3.190          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04            600             3.200          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04            100             3.300          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           2,200            3.500          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           1,000            3.530          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           1,000            3.600          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04            300             3.650          Open market
-----------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------
      Party                Date         Amount Bought    Price per Share    Where & How
                                           (Sold)                            Effected

-----------------------------------------------------------------------------------------
Adviser                  05/13/04           6,000            3.730          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           1,000            3.850          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           1,000            3.970          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           3,000            3.990          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           5,900            4.000          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04          11,600            4.100          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           1,000            4.220          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           1,000            4.240          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04            200             4.250          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04            800             4.300          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           1,000            4.360          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           1,200            4.400          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04            800             4.450          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           1,200            4.650          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           1,000            4.690          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           2,100            4.700          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           2,000            4.710          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           1,200            4.750          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           1,600            4.800          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           1,000            4.880          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           1,500            4.900          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04            200             4.950          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           6,400            5.000          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           1,000            5.010          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           1,500            5.050          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           1,600            5.100          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04            200             5.120          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           1,500            5.200          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           2,300            5.250          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           2,500            5.260          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04            300             5.270          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04            300             5.280          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           3,100            5.290          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           2,800            5.300          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           3,700            5.350          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04          10,000            5.400          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04          13,500            5.4148         Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04            900             5.450          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04            700             5.480          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/13/04           2,627            5.500          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04            200             1.580          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04            400             1.620          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04            400             1.700          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04            400             1.780          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04            200             1.790          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04            200             1.820          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           1,300            2.400          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04            100             2.450          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           2,000            2.500          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04            200             2.520          Open market
-----------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------
      Party                Date         Amount Bought    Price per Share    Where & How
                                           (Sold)                            Effected

-----------------------------------------------------------------------------------------
Adviser                  05/12/04            800             2.600          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           1,000            2.700          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04            500             2.750          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04            500             2.800          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           1,000            2.900          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           1,400            3.400          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04            200             3.500          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04            400             3.510          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           1,700            3.600          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04            400             3.700          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04            500             3.730          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           1,000            3.740          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           1,000            3.750          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           1,000            3.800          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           2,000            3.810          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           1,500            3.850          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04            500             3.950          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           1,200            4.050          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           5,000            4.100          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           1,000            4.200          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           1,000            4.220          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           1,000            4.240          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           1,000            4.250          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           3,000            4.300          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           2,000            4.350          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           1,800            4.400          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           1,000            4.420          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           3,200            4.480          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           1,000            4.500          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           4,000            4.600          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           2,900            4.700          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           1,600            4.800          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           1,000            4.820          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04          (1,000)           3.850          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           (500)            3.950          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           (600)            4.000          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04          (2,400)           4.100          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           (700)            4.200          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04          (1,000)           4.230          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04          (2,500)           4.250          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           (500)            4.350          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04          (2,000)           4.900          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04          (1,000)           5.150          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04          (1,000)           5.250          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04          (2,000)           5.350          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04          (1,000)           5.500          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04          (1,000)           5.550          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           (400)            5.850          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           (600)            6.000          Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04           (300)            4.320          Open market
-----------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------
      Party                Date         Amount Bought    Price per Share    Where & How
                                           (Sold)                            Effected

-----------------------------------------------------------------------------------------
Adviser                  05/12/04          24,100            3.8654         Open market
-----------------------------------------------------------------------------------------
Adviser                  05/12/04          30,300            4.0266         Open market
-----------------------------------------------------------------------------------------
Adviser                  05/11/04            500             1.3000         Open market
-----------------------------------------------------------------------------------------
Adviser                  05/11/04           4,500            1.4000         Open market
-----------------------------------------------------------------------------------------
Adviser                  05/11/04          20,000            1.5000         Open market
-----------------------------------------------------------------------------------------
Adviser                  05/11/04            200             1.1500         Open market
-----------------------------------------------------------------------------------------
Adviser                  05/11/04            600             1.2000         Open market
-----------------------------------------------------------------------------------------
Adviser                  05/11/04            400             1.2500         Open market
-----------------------------------------------------------------------------------------
Adviser                  05/11/04            500             1.4500         Open market
-----------------------------------------------------------------------------------------


           (d) Not Applicable

           (e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           Ault controls and manages the Adviser who makes voting and dispositive decisions for its investment advisory clients.

Item 7     Material to Be Filed as Exhibits

           Exhibit A: Joint Filing Agreement Pursuant to Rule 13d-1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 25, 2004

                                      Ault Glazer & Company Investment
                                      Management LLC

                                        /s/ Milton C. Ault
                                      ------------------------------------------
                                      Milton C. Ault, III, Managing Member

                                      Milton C. Ault, III

                                        /s/ Milton C. Ault
                                      ------------------------------------------

                                    EXHIBIT A
                                    ---------

                  Joint Filing Agreement Pursuant to Rule 13d-1
                  ---------------------------------------------

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or
Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:  May 25, 2004

                                      Ault Glazer & Company Investment
                                      Management LLC

                                        /s/ Milton C. Ault
                                      ------------------------------------------
                                      Milton C. Ault, III, Managing Member

                                      Milton C. Ault, III

                                        /s/ Milton C. Ault
                                      ------------------------------------------